

September 20, 2023

Tommy Zhou
Chief Financial Officer
First High-School Education Group Co., Ltd.
No. 1-1, Tiyuan Road, Xishan District
Kunming, Yunnan Province 650228
People's Republic of China

> **Re: First High-School Education Group Co., Ltd.**
> **Annual Report on Form 20-F for the Year Ended December 31, 2022**
> **Filed May 1, 2023**
> **File No. 001-40150**

Dear Tommy Zhou:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 20-F

Introduction, page ii

1. Please disclose that the VIE structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Disclose that investors may never hold equity interests in the Chinese operating companies. Your disclosure should also acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross reference to your detailed discussion of risks facing the company as a result of this structure.

2. Where you discuss the legal and operational risks related to having significant operations in China on page iv, revise to also address how recent statements and regulatory actions

by China's government related to the use of variable interest entities have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please also include cross-references to the individual related risk factors.

3. Refrain from using terms such as "we" or "our" when describing activities or functions of the VIE. In this regard, we note that your definition of "we" includes the affiliated entities, which in turn includes the VIE.

4. Please revise to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong/Macau. This disclosure could appear in the definition itself or in an appropriate discussion of legal and operational risks. Also discuss the applicable laws and regulations in Hong Kong and/or Macau, as applicable, as well as the related risks and consequences, such as the enforceability of civil liabilities in Hong Kong/Macau and China's Enterprise Tax Law, and disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong/Macau have or may impact the company's ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange.

5. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIE, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

6. Please revise your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIE by the PRC government to transfer cash or assets. In this section, provide cross-references to these other discussions.

7. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIE or investors, summarize the policies

in this section, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

8. Provide a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity, such as the diagram included on page 69. Ensure that, with respect to relationships with the VIE, the diagram uses dashed lines without arrows. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements, similar to your disclosure on page 71. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

9. We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE's business operations through contractual agreements and that those agreements are designed to provide you with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE *for accounting purposes*.

10. Disclose each permission or approval that you, your subsidiaries, or the VIE are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. State whether you, your subsidiaries, or the VIE are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIE: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required,

or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

11.   We note that the consolidated VIE constitutes a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIE and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Item 3. Key Information
Summary Risk Factors, page 1

12.   In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risks Related to Doing Business in China, page 24

13.   Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong/Macau that result in oversight over data security, how this oversight impacts the company's business and any future offerings, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Tommy Zhou
First High-School Education Group Co., Ltd.
September 20, 2023
Page 5

14. Given the significant oversight and discretion of the government of the People's Republic of China (PRC) over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

Failure to comply with governmental regulations and other legal obligations concerning data protection..., page 29

15. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your business and future offerings and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Yu Ma, Esq.